EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net Income	$575,361	$541,371	$1,210,162	$1,024,082

Average Shares Outstanding	1,868,142	1,841,248	1,867,630	1,838,600

Basic Earnings Per Share	$0.31	$0.29	$0.65	$0.56

Net Income	$575,361	$541,371	$1,210,162	$1,024,082

Average Shares Outstanding	1,868,142	1,841,248	1,867,630	1,838,600
Net Effect of Dilutive Stock Options	64,159	79,999	64,403	82,263

Adjusted Shares Outstanding	1,932,301	1,921,247	1,932,033	1,920,863

Diluted Earnings Per Share	$0.30	$0.28	$0.63	$0.53